CLEARLY CANADIAN ANNOUNCES NEW DISTRIBUTION STRATEGY

VANCOUVER, B.C., January 17, 2007 — CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) (the “Company”) is pleased to announce a realignment of its distribution network in the United States. In its continuing efforts to strengthen its distribution system, Clearly Canadian is establishing a network of strong independent distribution partners focused on growth in the alternative beverage sector. As part of this strategy in certain regions of the U.S., including the Mid West and South West, the Company will be transitioning current and future distribution from the Dr. Pepper/Seven-Up Bottling Group to its new distribution partners.

Brent Lokash, President stated: “We are excited with our new distribution strategy which not only will bring tremendous focus to our products but will also deliver our products to consumers in a cost effective manner. We believe our work over the past year has laid a great foundation for establishing distribution throughout the United States and we look forward to announcing our new partners as we move forward with this strategy.”

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

The statements by the Company in this press release are subject to certain risks, including, among others, general economic conditions, changing beverage consumption trends of consumers, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

For further information please contact:

Shareholder Relations
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993

Marketing
Email: smanson@clearly.ca
Tel: 1 (604) 742-5314